Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173929
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 10, 2011)

           7,000,000 Shares

SCORPIO TANKERS INC.

COMMON STOCK

Scorpio Tankers Inc. is offering 7,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “STNG”. The last reported sale price of our common stock on November 30, 2011 was $6.66 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-13.

PRICE $5.50 PER SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions(1)	Company

Per Share	$5.50	$0.275	$5.225
Total	$38,500,000	$1,732,500	$36,767,500

(1)	The underwriters will not receive an underwriting discount and commission on the sale at the direction of the Company of 700,000 shares of our common stock to a member of the Lolli-Ghetti family.

We have granted the underwriters the right to purchase an additional 1,050,000 shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common stock as set forth under “Underwriting.” The underwriters expect to deliver the shares of common stock to purchasers on December 6, 2011.

MORGAN STANLEY

FEARNLEY FONDS

December 1, 2011

Corporate Information

We are a Marshall Islands corporation with principal executive offices at 9, Boulevard Charles III Monaco 98000. Our telephone number at that address is 377-9898-5716. We also maintain an office at 150 East 58th Street, New York, NY 10155 and our telephone number at this address is (212) 542-1616. We maintain a website on the Internet at http://www.scorpiotankers.com. The information on our website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement.

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares of common stock being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the heading, “Where You Can Find More Information” before investing in our common stock.

We prepare our financial statements, including all of the financial statements incorporated by reference in this prospectus supplement, in U.S. dollars, or Dollars, and in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We have a fiscal year end of December 31.

We have authorized only the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and any underwriters have not, authorized anyone to provide you with information that is different. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our shares of common stock.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker vessel markets, changes in the company’s operating expenses, including bunker prices, insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the New York Stock Exchange. We caution readers of this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

S-iii

PROSPECTUS SUMMARY

This section summarizes some of the key information that is contained or incorporated by reference in this prospectus. It may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, any free writing prospectus that may be provided to you in connection with the offering of the common shares and the information incorporated by reference in this prospectus, including the sections entitled “Risk Factors” beginning on page S-13 of this prospectus supplement; on page 5 of the accompanying prospectus in our Registration Statement on Form F-3, effective May 10, 2011; and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on April 21, 2011. Unless the context otherwise requires, when used in this prospectus supplement, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. The financial information included or incorporated by reference into this prospectus represents our financial information and the operations of our subsidiaries. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. As of the date of this prospectus supplement, we own and operate 12 tankers (one LR2, four LR1, four Handymax, two MRs, and one post-Panamax) that have a weighted average age of 5.8 years compared to a weighted average age of 9.0 years for the global fleet as of October 31, 2011, and time charter-in and operate seven tankers (one LR2 and six Handymax), which we refer to collectively as our Operating Fleet. In addition to our Operating Fleet, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or Hyundai, for the construction of five 52,000 deadweight tons, or dwt, product tankers for an aggregate purchase price of approximately $187.0 million. In June 2011, we paid a total of $18.7 million to Hyundai representing a 10% deposit of the aggregate purchase price. We refer to these five product tanker newbuildings as our Newbuilding Vessels. We plan to finance the balance of the aggregate purchase price for four of our five Newbuilding Vessels with cash on hand, cash flows from operations, borrowings under our 2010 Revolving Credit Facility (defined below) and approximately $92.0 million of borrowings under our proposed senior secured credit facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for which we have entered into a term sheet, which we refer to as the proposed senior secured credit facility. Our entry into this senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and our lenders. Although, we are currently in discussions to obtain financing for the fifth Newbuilding Vessel, which will be necessary to fund the final delivery installment scheduled for October 2012, we can not assure you that we will be able to obtain such financing on terms acceptable to us or at all. Please see the sections of this prospectus supplement entitled “Risk Factors” and “The Proposed Senior Secured Credit Facility.”

Our Newbuilding Vessels will be the first to be delivered from Hyundai with new propulsion technology, which is expected to reduce the vessels’ consumption of fuel by approximately 10% compared to existing designs. Our Newbuilding Vessels are scheduled to be delivered to us between July and October 2012 and will further increase the carrying capacity of our Operating Fleet by approximately 260,000 dwt and reduce the weighted average age of our owned fleet to 5.0 years, based upon dwt capacity.

We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities. We are currently in negotiations with Hyundai for the construction of two additional tankers of approximately 52,000 dwt that we expect to take delivery of between December 2012 and March 2013. These negotiations are preliminary and we cannot assure you that we will reach an agreement on definitive terms. If we are unsuccessful in entering into definitive agreements with respect to these vessels, we may purchase other newbuilding or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old.

Our Fleet

The following table presents summary information concerning our Operating Fleet as of the date of this prospectus supplement:

Vessel Name	Year Built	Dwt	Ice Class	Employment	Vessel Type

Owned vessels
STI Highlander	2007	37,145	1A	SHTP(2)	Handymax
STI Gladiator	2003	40,083	—	SHTP(2)	Handymax
STI Matador	2003	40,096	—	SHTP(2)	Handymax
STI Conqueror	2005	40,158	1B	SHTP(2)	Handymax
STI Coral	2008	49,900	—	Spot	MR
STI Diamond	2008	49,900	—	Spot	MR
Noemi	2004	72,515	—	Time Charter(3)	LR1
Senatore	2004	72,514	—	SPTP(4)	LR1
STI Harmony	2007	73,919	1A	SPTP(4)	LR1
STI Heritage	2008	73,919	1A	SPTP(4)	LR1
Venice	2001	81,408	1C	SPTP(4)	Post-Panamax
STI Spirit	2008	113,100		SLR2P(5)	LR2
			—
Owned Dwt		744,657

						Time Charter Info
						Base Daily
Time chartered-in vessels						Rate	Expiry(1)

Kraslava	2007	37,258	1B	SHTP(2)	Handymax	$12,070	26-Jan-12
Krisjanis Valdemars	2007	37,266	1B	SHTP(2)	Handymax	$12,000	14-Dec-11(6)
Kazdanga	2007	37,312	1B	SHTP(2)	Handymax	$12,345	27-Jun-12(7)
Histria Azure	2007	40,394	—	SHTP(2)	Handymax	$12,250	31-Jan-13(8)
Histria Perla	2005	40,471	—	SHTP(2)	Handymax	$13,000	15-Jul-13(9)
Histria Coral	2006	40,426	—	SHTP(2)	Handymax	$13,000	17-Jul-13(9)
Khawr Aladid	2006	106,003		SLR2P(5)	LR2	$12,000	25-Apr-12(10)
Time Chartered-In Dwt		339,130
Total Dwt		1,083,787

(1)	Redelivery to the owner is plus or minus 30 days from the expiry date.
(2)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP, which is operated by Scorpio Commercial Management, or SCM. The Scorpio Handymax Tanker Pool and SCM are controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member.
(3)	Noemi is time chartered by King Dustin, a company affiliated with the Lolli-Ghetti family. The daily time charter rate is $24,500, and the time charter expires on January 21, 2012, plus or minus 30 days.
(4)	This vessel operates in Scorpio Panamax Tanker Pool, or SPTP. The Scorpio Panamax Tanker Pool is operated by SCM and controlled by the Lolli-Ghetti family.
(5)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. The Scorpio LR2 Pool is operated by SCM and controlled by the Lolli-Ghetti family.
(6)	This charter agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby 50% of the vessel’s profits and losses above or below $12,000 per day are split with the vessel owner.
(7)	This charter agreement contains an option for us to extend the charter for an additional year at a rate of $13,335 per day.
(8)	This vessel is currently off-hire and is expected to be re-delivered to us in January 2012. We have amended the current charter agreement to extend the term for one year after the vessel is redelivered to us at $12,000 per day. Pursuant to this charter agreement, we have an option to extend the term of the charter for four months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.
(9)	Represents the average rate for the two year term of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for us to extend the charter for an additional year at a rate of $14,500 per day.
(10)	This charter agreement contains options for us to extend the charter for a period up to two years from delivery at a rate of $13,250 per day.

Vessel Management and Employment

All of the vessels that we own and operate are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is owned and controlled by members of the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters. SCM also manages the Scorpio LR2 Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool, which we refer to as the Scorpio Group Pools. When our vessels operate in one of the commercial pools managed by SCM, we pay SCM an agent fee of $250 per vessel per day plus 1.25% commission per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax vessels. When our vessels are operating outside of such commercial pools, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission of gross revenues per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels, which are the same fees SCM charges third parties.

All of the vessels that we own and operate are technically managed by Scorpio Ship Management S.A.M., or SSM, which is also owned and controlled by members of the Lolli-Ghetti family. SSM facilitates vessel support, such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels, including drydocks and vetting/inspection under a technical management agreement. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels, which are the same fees SSM charges third parties.

We have an administrative services agreement with Liberty Holding Company, or Liberty, an entity affiliated with the Lolli-Ghetti family, pursuant to which Liberty provides us with accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty has contracted these services to SCM. We reimburse Liberty for direct or indirect expenses that they incur in providing these services.

In general, we operate the majority of our vessels in spot-oriented commercial pools such as, the Scorpio Group Pools. In certain circumstances our vessels operate directly in the spot market or on a time charter (for example, following the acquisition of a vessel). To increase vessel utilization and revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, thus generating higher effective revenues than otherwise might be obtainable in the spot market. As mentioned above, in other circumstances, our vessels may operate on time charters, which provide us with a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which would enable us to benefit if the spot market increases.

RECENT AND OTHER DEVELOPMENTS

In October 2011, we entered into an agreement to charter-in a 2006 built LR2 product tanker (106,003 dwt), the Khawr Aladid, for six months at $12,000 per day. We have options to extend this charter for a period up to two years from delivery at $13,250 per day. The Khawr Aladid participates in the Scorpio LR2 Pool.

In October 2011, an aggregate of 228,324 shares were purchased at an average price of $5.48 per share, including commissions, under our $20.0 million share buyback program, which was authorized by our board of directors on July 9, 2010. As of the date of this prospectus supplement, an aggregate of 723,665 shares have been repurchased at an average price of $7.60 per share, including commissions, and approximately $14.5 million of repurchasing capacity remains under this program. All of the shares purchased pursuant to this program were purchased in the open market at times and prices selected in our sole discretion and were removed from our outstanding share capital listed throughout this prospectus supplement (though such shares have not been retired).

On November 29, 2011, we borrowed $33.0 million under our 2010 Revolving Credit Facility to fund the second installment payment of $28.1 million to Hyundai for our Newbuilding Vessels, which is due on December 2, 2011, and for general corporate purposes.

Our Credit Facilities

On May 3, 2011, we entered into an additional credit facility with Nordea Bank Finland plc (and the lenders named therein) for a senior secured term loan facility of up to $150 million, or the 2011 Credit Facility. Borrowings under this facility are available to be drawn down until May 3, 2012. The 2011 Credit Facility matures on May 3, 2017 and may be used to finance up to 50% of the cost of future acquisition of vessels, which will serve as the collateral for the credit facility. In May 2011, we drew down an aggregate of $35 million under the 2011 Credit Facility to finance the purchase of STI Coral and STI Diamond. As of November 29, 2011, we had $34.3 million of outstanding borrowings and $115 million of available borrowings under this facility.

On July 12, 2011, we amended our credit facility with Nordea Bank Finland plc (and the lenders named therein) dated June 2, 2010, or the 2010 Revolving Credit Facility, to convert it from a term loan to a reducing revolving credit facility. As of November 29, 2011, we had $111.0 million of outstanding borrowings and $21.9 million of available borrowings under this facility. The borrowing capacity under this facility reduces by $4.1 million each quarter until the facility matures on June 2, 2015.

On September 22, 2011, we amended the financial covenants in the 2010 Revolving Credit Facility and the 2011 Credit Facility, and on September 28, 2011, we amended the financial covenants in the senior secured term loan facility with DVB Bank SE (and the lenders named therein) dated March 9, 2011, or the STI Spirit Credit Facility. The material terms of the amendments provide that (1) the ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 (calculated quarterly on a trailing four quarter basis) commencing with the third fiscal quarter of 2011 until the first quarter of 2013, at which point it will increase to 2.50 to 1.00; and (2) with respect to the 2010 and 2011 Credit Facilities, unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under the 2010 Revolving Credit Facility, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel. This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until we own, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.

We are currently in negotiations with the lenders of our 2011 Credit Facility to extend the drawdown period, which currently ends in May 2012, to May 2013. In addition, we are also in negotiations with the lenders of our three credit facilities to further reduce the ratio of EBITDA to interest expense. As of September 30, 2011, we were in compliance with all of the financial and other covenants under our credit facilities.

On September 30, 2011, we entered into a term sheet with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a proposed $92.0 million senior secured credit facility to be used to partially finance the purchase of four of the five Newbuilding Vessels, which will also provide the security for this senior secured credit facility. Our entry into this senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and the lenders. Please see the section of this prospectus supplement entitled “The Proposed Senior Secured Credit Facility.”

As of the date of this prospectus supplement, we had total outstanding borrowings of $171.9 million and available borrowings of $136.9 million, subject to certain conditions, under our three existing credit facilities. If we are successful in entering the proposed senior secured credit facility, our available borrowings would increase to $228.9 million.

Interest Rate Swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility. The notional amount of the swaps relating to the 2011 Credit Facility is $24 million with an average fixed rate of 1.30% starting on July 2, 2012 and expiring on June 30, 2015. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. Hedge effectiveness is measured quarterly and as at September 30, 2011. All of the interest rate swap agreements qualified for hedge accounting and were deemed to be effective; therefore, any adjustment to the market value of the interest rate swaps appears in other comprehensive (loss) income (within equity, outside of the Profit or Loss statement).

Underwritten Public Offering

On May 18, 2011, we offered and sold 6,900,000 shares of common stock in an underwritten public offering, which amount included 900,000 shares pursuant to the underwriters’ exercise of their over-allotment option, at a public offering price of $10.50 per share. We received net proceeds of approximately $68.5 million, after deducting underwriters’ discounts and offering expenses.

RECENT DEVELOPMENTS IN THE INTERNATIONAL TANKER MARKET

All the information and data presented in this section, including the analysis of the various sectors of the oil tanker shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Oil Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

As the following figures indicate world oil consumption grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. The downturn was short-lived and when the world economy returned to positive growth in 2010, global oil consumption rose by approximately 3.0%. Provisional data for 2011 suggests further increases in global consumption in the first nine months of the year, albeit at lower levels than seen in 2010.

(1) Provisional
Source: Drewry Maritime Research

Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period 2000 to 2010 Chinese oil consumption grew by a CAGR of 6.7% to reach 9.2 million barrels per day in 2010.

Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize revenue.

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity, and capacity increases are taking place mostly in the developing world, especially in Asia. In turn, this is leading to changes in voyage patterns and longer voyages.

In response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind. By contrast, refinery throughput in North America has actually declined in the last decade.

The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such as refined petroleum products, arbitrage can have an impact on trade flows.

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2010 is provisionally estimated at 2.3 billion tons, while refined petroleum product movements are provisionally estimated at 875 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2010 ton mile demand in the tanker sector grew at a CAGR of 3.2%, whereas the overall increase in trade over the same period was 1.6%. As a result of changes in the pattern of trade the average haul length of refined product trades has risen from a recent market low of 2,544 miles (loaded voyage only) in 2002 to 3,320 miles in 2010, equivalent to an increase of 30%.

One of the reasons for the increase in average voyage lengths is the growth in Chinese crude oil imports and in particular the fact that it is sourcing crude oil from long haul destinations such as West Africa and Brazil. Chinese crude oil imports almost tripled in the period 2000 to 2010 and in so doing had a very positive impact on demand for crude oil tankers, especially VLCCs.

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range — Dwt

Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000 +

In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes.

While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

The following analysis focuses on “straight” product tankers and does not include ships with chemical carrying capability.

Oil Tanker Fleet — October 31, 2011

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(Number)	(Million Dwt )	(Dwt)

VLCC	>200,000	570	18.3	173.4	43.9
Suezmax	120,000-199,000	439	14.1	67.6	17.1
Aframax	80,000-119,000	892	28.7	94.7	24.0
Panamax	50,000-79,999	453	14.6	31.5	8.0
Handymax/size	10,000-49,999	756	24.3	27.4	7.0
Total		3,110	100.0%	394.6	100.0%

Source: Drewry Maritime Research

Between the end of 2000 and October 2011 the overall size of the tanker fleet grew by approximately 50%, with increases in fleet size taking place across all sectors, with the exception of the small ship category.

The Product Tanker Fleet

The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).

The product tanker fleet as of October 31, 2011 by the above definition comprises 1,220 ships of 68.5 million dwt.

World Product(1) Tanker Fleet October 31, 2011

	Size Range
	(Deadweight	Number of		Total Capacity	% of Fleet
Size Category	Tons)	Vessels	% of Fleet	(Million Dwt )	(Dwt)

LR2	>80,000	175	14.3%	19.1	27.9%
LR1	50,000-79,999	333	27.3%	23.3	34.0%
MR2	25,000-49,999	564	46.2%	24.0	35.0%
MR1	10,000-24,999	148	12.1%	2.2	3.2%
Total		1,220	100.0%	68.5	100.0%

(1) Excludes chemical tankers
Source: Drewry Maritime Research

Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favor of the larger ships that are more suited to long-haul routes.

Left Hand Scale = Million Dwt; Right Hand Scale = No of Ships
Source: Drewry Research

Oil Tanker Orderbook

As of October 31, 2011 the tanker orderbook amounted to 536 tankers of 85.2 million dwt, equivalent to 21.6% of the current fleet.

World Oil Tanker Orderbook, October 31, 2011

				Total
	Deadweight	Number of	% of Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(Number)	(Million Dwt )	(Dwt)

VLCC	>200,000	144	25.3	45.5	26.2
Suezmax	120,000-199,999	126	28.7	19.5	28.8
Aframax	80,000-119,999	107	12.0	11.8	12.5
Panamax	50,000-79,999	92	20.3	5.7	18.1
Handy	10,000-49,9999	67	8.9	2.7	9.9
Total		536	17.2%	85.2	21.6%

Source: Drewry Maritime Research

Product Tanker Orderbook

As of October 31, 2011 the product tanker orderbook amounted to 180 ships of 11.5 million dwt, equivalent to 16.8% of the current fleet. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from the table below.

World Product Tanker Orderbook, October 31, 2011

			% of	Total
	Deadweight	Number of	Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(No)	(Million Dwt)	(Dwt)

LR2	>80,000	34	19.49%	3.8	19.9%
LR1	50,000-79,999	85	25.5%	5.1	21.8%
MR2	25,000-49,999	56	9.9%	2.5	10.4%
MR1	10,000-24,999	5	3.4%	0.1	4.5%
Total		180	14.8%	11.5	16.8%

Source: Drewry Maritime Research

World Product Tanker Orderbook Delivery Schedule, October 31, 2010

	2011		2012		2013		2014+		Total
Size	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt

10,000-24,999	3	0.1	2	0.1	0	0.0	0	0.0	5	0.1
25,000-49,999	22	1.0	26	1.1	8	0.3	0	0.0	56	2.5
50,000-79,999	17	1.2	41	2.3	27	1.6	0	0.0	85	5.1
80,000+	9	1.0	19	2.1	5	0.5	1	0.1	34	3.8
Total	51	3.3	88	5.6	40	2.5	1	0.1	180	11.5

“No.” = Number of Vessels. “M Dwt” = Millions of Dwt.
Source: Drewry Maritime Research

The Product Tanker Freight Market

Freight Rates

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, time charter rates are generally less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

From 2005 to 2007, time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008, demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and thereafter remaining weak into 2011.

Oil Tanker One Year Time Charter Rates: 2000-2011
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC
DWT	30,000	45,000	90-95,000	150,000	280,000

2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083

October 2011	12,300	14,500	13,500	18,000	20,000

Source: Drewry Maritime Research

In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

THE OFFERING(1)

Common shares presently outstanding	32,069,059 common shares

Common shares to be offered	7,000,000 common shares

Over-allotment	We have granted the underwriters a 30-day option to purchase, from time to time, up to an additional 1,050,000 of our common shares to cover over-allotments.

Common shares to be outstanding immediately after this offering	39,069,059 common shares

— assuming no exercise of over-allotment:	39,069,059 common shares

— assuming full exercise of over-allotment:	40,119,059 common shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $36.8 million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $42.3 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering as follows:

• Approximately $33.8 million to partially repay outstanding indebtedness under our 2010 Revolving Credit Facility (our intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisition of two 52,000 dwt newbuilding tankers that we are currently negotiating to have constructed at Hyundai); and

• The balance of approximately $3.0 million for general corporate purposes, including vessel acquisitions and working capital.

Upon the completion of this offering, we will use these net proceeds to partially repay the 2010 Revolving Credit Facility, which has a final maturity date of June 2015 and bears interest at LIBOR plus 3.00% per annum. Following the completion of this offering and the application of the net proceeds described above, we will have approximately $55.7 million in borrowing capacity under our 2010 Revolving Credit Facility. Our intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisition of two 52,000 dwt newbuilding tankers that we are currently negotiating to have constructed at Hyundai. If we are unsuccessful in entering into definitive agreements with Hyundai for the construction of such vessels, we intend to use such borrowing capacity to fund the purchase of other newbuilding or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old that we may identify. We refer you to the section of this prospectus supplement entitled “Use of Proceeds.”

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “STNG”.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

(1)	Includes an aggregate of 723,665 common shares as treasury stock.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and discussion of risks under the heading “Risk Factors” beginning on page 5 of the accompanying prospectus, in our Annual Report on Form 20-F for the year ended December 31, 2010 and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities. Please see “Where You Can Find Additional Information — Information Incorporated by Reference.” The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

We may use the net proceeds of this offering for purposes with which you do not agree.

We plan to use $33.8 million of the net proceeds of this offering to partially repay outstanding indebtedness under our 2010 Revolving Credit Facility. Our intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisition of two 52,000 dwt newbuilding tankers that we are currently negotiating to have constructed at Hyundai. If we are unsuccessful in entering into definitive agreements with respect to these vessels, we may purchase other newbuilding or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old. While we currently plan to ultimately use a portion of the net proceeds to fund a portion of the construction price of the two vessels described above, because our use of the net proceeds from this offering depends on a number of factors, including, among others, our ability to negotiate definitive contracts on terms acceptable to us, our working capital requirements and incurrence of any material expenses or liabilities, our actual use of the proceeds may vary substantially from our current intentions. Please see the section of this prospectus supplement entitled “Use of Proceeds.”

We cannot assure you that we will enter into the proposed senior secured credit facility or, if we do so, that we will be able to borrow all or any of the amounts committed thereunder.

We have executed a term sheet with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a proposed senior secured credit facility; however, we do not expect to enter into definitive documentation for this new senior secured credit facility prior to the closing of this offering. Our entry into this senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and our lenders. There are no penalties imposed on the lenders for failure to enter into a definitive agreement. Accordingly, we cannot assure you that we will be successful in entering into the proposed senior secured credit facility. In addition, even if we enter into this agreement, borrowings under such facility will be subject to certain customary conditions, financial covenants and undertakings to be specified in the definitive documentation for this facility. We cannot assure you that we will be able to satisfy such conditions or be able to borrow all or any of the amounts committed under the proposed senior secured credit facility. If we do not enter into this facility or are unable to borrow the amounts committed thereunder, we will attempt to arrange alternative financing. We cannot assure you that we will be able at arrange such alternative financing on terms that are acceptable to us or at all and as a result, we could be in default of our obligations under our contract to purchase the Newbuilding Vessels.

We may not be able to raise equity or debt financing sufficient to pay the cost of all of our Newbuilding Vessels and the other two vessels that we are currently in negotiations to acquire, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The net proceeds from this offering, borrowings under our 2010 Revolving Credit Facility, which are subject to certain conditions, and available cash on hand are not sufficient to pay the cost of all of our Newbuilding Vessels and the other two vessels that we are currently in negotiations to acquire. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our Newbuilding Vessels, we would be prevented from realizing potential revenues from this project, we could also lose our yard payments that were paid to Hyundai, which as of November 29, 2011 amounted to $18.7 million, and we could be liable for penalties and damages under such contracts.

In the event Hyundai does not perform under its agreements with us for the construction of our Newbuilding Vessels and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Currently, we have newbuilding contracts with Hyundai for the construction of five 52,000 deadweight tons, or dwt, product tankers, which are scheduled to be delivered to us between July 2012 and October 2012. As of November 29, 2011, we have made total yard payments in the amount of $18.7 million and we have remaining yard installments in the amount of $168.3 million, of which, approximately $28.1 million is due on December 2, 2011, approximately $33.6 million is due in the six months ending June 30, 2012 and approximately $106.6 million is due in the six months ending December 31, 2012, before we take possession of these vessels.

In the event Hyundai does not perform under the contracts discussed above and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 12 owned vessels and seven time chartered-in vessels. Of those vessels, one vessel is employed on a time charter with a remaining duration of approximately one month and the remaining vessels are employed in either the spot market or in the Scorpio Group Pools, which are spot market-oriented tanker pools, exposing us to fluctuations in spot market charter rates.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, according to Drewry, as of the end of October 2011, the newbuilding order book which extends to 2015 equaled approximately 21.6% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities, which requires that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding for the 2010 Revolving Credit Facility and 2011 Credit Facility and 140% of the aggregate principal amount outstanding for the STI Spirit Credit Facility. In addition, our three credit facilities require us to maintain a ratio of EBITDA to interest expense of no less than 2.00 to 1.00 (calculated quarterly on a trailing four quarter basis) commencing with the third fiscal quarter of 2011 until the first quarter of 2013, at which point such ratio will increase to 2.50 to 1.00. A decrease in vessel values or a failure to meet this ratio could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Investors may experience significant dilution as a result of any future offerings.

After the sale of the 7,000,000 common shares offered pursuant to this prospectus supplement, we will have approximately 38,345,394 common shares outstanding, which represents an increase of approximately 22% in our issued and outstanding common shares. In order to fund further growth of our fleet beyond our contracted Newbuilding Vessels, we may sell additional common shares in the future. Purchasers of the shares we sell in this offering, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $36.8 million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $42.3 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering as follows:

•	Approximately $33.8 million to partially repay outstanding indebtedness under our 2010 Revolving Credit Facility (our intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisition of two 52,000 dwt newbuilding tankers that we are currently negotiating to have constructed at Hyundai); and

•	The balance of approximately $3.0 million for general corporate purposes, including vessel acquisitions and working capital.

Upon the completion of this offering, we will use these net proceeds to partially repay the 2010 Revolving Credit Facility, which has a final maturity date of June 2015 and bears interest at LIBOR plus 3.00% per annum. Following the completion of this offering and the application of the net proceeds described above, we will have approximately $55.7 million in borrowing capacity under our 2010 Revolving Credit Facility. Our intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisition of two 52,000 dwt newbuilding tankers that we are currently negotiating to have constructed at Hyundai. If we are unsuccessful in entering into definitive agreements with Hyundai for the construction of such vessels, we intend to use such borrowing capacity to fund the purchase of other newbuilding or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old that we may identify.

In the future, we intend to make opportunistic vessel acquisitions at attractive prices and we may purchase newbuilding vessels or secondhand vessels that meet our specifications, either directly from shipyards or from the current owners. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms. We expect to borrow under new and existing credit facilities to fund our future vessel acquisitions. Please see Item 5.B “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2010 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2011 — Liquidity and Capital Resources” in our report on Form 6-K dated November 30, 2011, which are incorporated by reference herein, as well as “Summary — Recent and Other Developments — Our Credit Facilities” and “The Proposed Senior Secured Credit Facility” herein for a description of our outstanding indebtedness.

Because our use of the net proceeds from this offering depends on a number of factors, including, among others, our ability to identify suitable tanker vessels for purchase, negotiate purchase contracts on terms acceptable to us, our working capital requirements and incurrence of any material expenses or liabilities, our actual use of the proceeds may vary substantially from our current intentions.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2011, on:

•	an actual basis;

•	an as adjusted basis to give effect to the drawdown on November 29, 2011 of $33.0 million from our 2010 Revolving Credit Facility that will be used for the payment of the second installment of $28.1 million under our agreements with Hyundai for the construction of our Newbuilding Vessels, which is due on December 2, 2011 and not reflected in this table; and

•	an as further adjusted basis to give effect to the issuance and sale of 7,000,000 shares of our common stock in this offering at the offering price of $5.50, after deducting the offering expenses of $400,000 and underwriting discounts and commissions resulting in net proceeds to us of approximately $36.4 million.

There have been no significant adjustments to our capitalization since September 30, 2011, as so adjusted. You should read the information below in connection with the section of this prospectus supplement entitled “Use of Proceeds,” and the unaudited condensed consolidated financial statements and related notes for the nine months ended September 30, 2011, included in our report on Form 6-K, filed with the Commission, on November 30, 2011.

	As of September 30, 2011
	Actual	As adjusted	As Further Adjusted

Cash	$25,494,568	$58,494,568	$94,862,068

Current debt:
Bank loan(1)	$3,110,981	$3,110,981	3,110,981
Non-current debt:
Bank loan(1)	$131,250,936	$164,250,936	164,250,936

Total debt	$134,361,917	$167,361,917	$167,361,917

Shareholders’ equity:
Common shares	$320,691	$320,691	390,691
Additional paid-in capital	325,885,347	325,885,347	362,182,847
Treasury shares	(4,246,854)	(4,246,854)	(4,246,854)
Hedging reserve	(637,667)	(637,667)	(637,667)
Retained earnings	1,137,193	1,137,193	1,137,193

Total shareholders’ equity	$322,458,710	$322,458,710	$358,826,210

Total capitalization	$456,820,627	$489,820,627	$526,188,127

(1)	Bank loan presented at September 30, 2011 is shown net of $4.5 million of deferred financing fees that are amortized over the term of the loan.

THE PROPOSED SENIOR SECURED CREDIT FACILITY

The following is a summary of the terms set forth in the term sheet for the proposed senior secured credit facility. Our ability to enter into the proposed credit facility is subject to certain conditions, including the negotiation and execution of definitive documentation by us and the lenders thereto. As a result, the terms may change and there can be no assurance that all closing conditions will be satisfied or that we will reach an agreement on definitive terms. There are no penalties imposed on the lenders for failure to enter into a definitive agreement.

On September 29, 2011, we entered into a term sheet with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, or the lenders, for a proposed $92.0 million credit facility to be used to partially finance the fourth pre-delivery installment and fully finance the delivery installment for four of our five Newbuilding Vessels, which will also be pledged as collateral to provide the security for this senior secured credit facility. Under this proposed senior secured credit facility, our wholly-owned subsidiaries that own the four Newbuilding Vessels will be the borrowers and Scorpio Tankers Inc. will be the corporate guarantor.

This proposed senior secured credit facility will be made available in four tranches of $23.0 million each, one tranche for each of the four Newbuilding Vessels, which is approximately 61% of the contracted price for each vessel. Each tranche will be comprised of two advances. Drawdowns will be available after payment is made for the first 39% of the contracted price for each vessel, subject to certain other conditions precedent. Each tranche will be repayable in 28 consecutive quarterly installments of $375,000, commencing on the first quarterly payment date to occur after the delivery of the corresponding vessel, with the first quarterly installment pro-rated accordingly. Any outstanding amount under a tranche will be due in full on the date of the seventh anniversary of delivery of the corresponding vessel. This proposed senior secured credit facility will bear interest at a margin of 2.7% plus (i) LIBOR (3 or 6 months), or (ii) the interest rate quoted by the lenders for making available or maintaining their commitment in the loan, if LIBOR does not accurately reflect the actual funding cost of the lenders. In addition, we will be required to pay a quarterly commitment fee equal to 1.10% per annum on any undrawn amounts.

This proposed senior secured credit facility will contain financial covenants and other customary covenants, including requirements that we will maintain (i) a minimum working capital balance of $200,000 for each of the four Newbuilding Vessels, beginning on the drawdown date of the second advance for each corresponding vessel, (ii) a ratio of net debt to consolidated total capitalization of not more than 0.60 to 1.00, (iii) a ratio of consolidated EBITDA to consolidated net interest expense, on a trailing four-quarter basis, of not less than 2.00 to 1.00 for the quarter ending December 31, 2011 until and including the quarter ending December 31, 2012, and increasing to 2.50 to 1.00 for each quarter thereafter, (iv) a minimum consolidated liquidity of not less than $15,000,000 until we own a fleet of 15 vessels, to increase by $750,000 per each additionally owned vessel, and (v) a minimum consolidated tangible net worth of not less than $150,000,000 plus (a) 25% of our cumulative, positive consolidated net income for each fiscal quarter commencing on or after July 1, 2010, and (b) 50% of the value of the equity proceeds realized from any issuance of our Equity Interests occurring on or after July 1, 2010, in addition to other customary affirmative and negative covenants.

This proposed senior secured credit facility will also require the borrowers to maintain an average security maintenance cover ratio (the ratio of the charter-free market value of the relevant vessel to the amount outstanding under the tranche, plus the pro rata amount of the mark to market of any swap credit line in favor of the swap banks) of not less than the average of the percentages required for all tranches (the percentage required will be either 140%, or 120% if the relevant vessel is subject to acceptable long term employment).

This proposed senior secured credit facility will also contain a provision that permits our lenders, with our agreement, to increase the margin or reduce the term of the credit facility, or both, if the lenders determine in good faith that there is a material adverse change in the syndication market and such amendments are necessary to ensure the successful syndication of the credit facility.

This proposed senior secured credit facility will also contain customary events of default, including among others, a cross-default provision, and will also require, among other things, post-delivery security in the form of first preferred mortgages over each vessel and a first priority assignment of the collateral vessels’ earnings.

PRICE RANGE OF OUR COMMON SHARES

Shares of our common stock trade on the New York Stock Exchange under the symbol “STNG.” The high and low prices of our common shares on the New York Stock Exchange for the quarters ended June 30, 2011 and September 30, 2011 and the months of May, June, July, August, September, October and November to and including November 30, 2011.

	High	Low
For the quarters ended:
September 30, 2011	$10.08	$4.93
June 30, 2011	$12.18	$9.25
For the most recent six months:
November 2011*	$7.03	$5.55
October 2011	$6.70	$4.69
September 2011	$7.33	$4.93
August 2011	$8.01	$5.74
July 2011	$10.08	$7.23
June 2011	$10.24	$9.25
May 2011	$12.18	$9.94

*	As of November 30, 2011.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. LLC	6,300,000
Fearnley Fonds ASA	700,000

Total	7,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

Fearnley Fonds ASA is not a U.S. registered broker-dealer. To the extent that Fearnley Fonds ASA intends to effect sales of shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Fearnley Fonds ASA has agreed that in making any sales it will conform to the provisions of certain NASD conduct rules administered by the Financial Industry Regulatory Authority, Inc., or FINRA, to the same extent as though it were a member of FINRA.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option if the underwriters sell more than 7,000,000 shares in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,050,000 shares of common stock.

	Per Share		Per Share	Total
	No Exercise	No Exercise	Full Exercise	Full Exercise

Public offering price	$5.50	$38,500,000	$5.50	$44,275,000
Underwriting discounts and commissions to be paid by us(1)	$0.275	$1,732,500	$0.275	$2,021,250
Proceeds, before expenses, to us	$5.225	$36,767,500	$5.225	$42,253,750

(1)	The underwriters will not receive an underwriting discount and commission on the sale at the direction of the Company of 700,000 shares of our common stock to a member of the Lolli-Ghetti family.

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $400,000.

Our common stock is listed on the New York Stock Exchange under the symbol “STNG”.

We, our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, it will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts or (ii) to limited partners or stockholders of the transferor or distributor; provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock,provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made; or

•	awards under our 2010 Equity Incentive Plan.

The 90 day restricted period described in the immediately preceding paragraph will be extended if:

•	during the last 17 days of the 90 day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 90 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the immediately preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, the underwriters and their affiliates have provided, and continue to provide, investment banking services to the Company. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $400,000, which includes legal, accounting and printing costs and various other fees associated with the offering of the common stock.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters and/or selling group members, if any, participating in this offering. Morgan Stanley & Co. LLC may agree to allocate a number of shares of common stock for sale to on-line brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Pricing of the Offering

The public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general, our earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France: or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-l [o] -or- 3[o] of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the common stock which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common stock are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common stock may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(lA), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission Registration Fee	$5,805	*
Printing and Engraving Expenses	$80,000
Legal Fees and Expenses	$100,000
Accountants’ Fees and Expenses	$78,272
Miscellaneous Costs	$135,923
Total	$400,000

*	The Commission Registration Fee of $58,050 covering all of the securities being offered under the registration statement on Form F-3 (file no. 333-173929) filed with the Commission with an effective date of May 10, 2011, of which this prospectus supplement forms a part, was previously paid. We allocate the cost of these fees on an approximately pro-rata basis with each offering.

LEGAL MATTERS

The validity of the common shares and certain other matters relating to United States Federal income and Marshall Islands tax considerations and to Marshall Islands corporations law will be passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters have been represented in connection with this offering by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements for the year ended December 31, 2010, incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The international oil tanker shipping industry information in this prospectus supplement attributed to Drewry Shipping Consultants Ltd., or Drewry, has been reviewed by Drewry, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Further information about our company is available on our website at http://www.scorpiotankers.com. The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and certain future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 21, 2011, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Our Reports of Foreign Private Issuer on Form 6-K, filed with the Commission on May 10, 2011, August 18, 2011 and November 30, 2011 (the Form 6-K dated November 30, 2011 supersedes our Form 6-K filed on November 16, 2011, which contains our financial results for the nine months ended September 30, 2011).

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

We have authorized only the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and any underwriters have not, authorized any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference into this prospectus by writing or telephoning us at the following address:

Monaco	New York
9, Boulevard Charles III, Monaco 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716	Tel: 1 212 542 1616

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

PROSPECTUS

$500,000,000

SCORPIO TANKERS INC.

Through this prospectus, we may periodically offer:

(1) our common shares,

(2) our preferred shares,

(3) our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4) our warrants,

(5) our purchase contracts, and

(6) our units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

The aggregate offering price of all securities issued under this prospectus may not exceed $500.0 million. The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

An investment in these securities involves risks. See the section entitled “Risk Factors” beginning on page 5 of this prospectus, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2011

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts presented in, United States dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, debt securities and related guarantees, warrants, purchase contracts and units described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a supplement to this prospectus that will describe the specific information about the securities being offered and the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus and any prospectus supplement are part of a registration statement we filed with the Commission and do not contain all the information in the registration statement. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This section summarizes some of the key information that appears later in this prospectus. It may not contain all of the information that may be important to you. You should review carefully the risk factors and the more detailed information and financial statements included in this prospectus before making an investment decision. Unless the context otherwise requires, when used in this prospectus, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. The financial information included in this prospectus represents our financial information and the operations of our subsidiaries. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

We are Scorpio Tankers Inc., a company incorporated in the Republic of The Marshall Islands. We provide seaborne transportation of crude oil and other petroleum products worldwide. As of the date of this prospectus, we own and operate ten tankers (four LR1, four Handymax, one LR2 and one post-Panamax) and time charter-in four tankers (one LR1 and three Handymax) that have an average age of 5.6 years. Further, we have agreed to acquire two LR1 tankers which are expected to be delivered to us in May 2011. In addition, we have options to purchase two 2008-built LR1 ice class-1A tankers, which expire in September 2011.

We believe that the current dynamics in the tanker market will present attractive vessel purchase opportunities for ship operators that have the necessary capital resources. We intend to use available cash to purchase additional modern tankers ranging in size from approximately 35,000 deadweight tons, or dwt, to approximately 200,000 dwt, and that generally are not more than five years old. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.

Our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which has been involved in shipping since the early 1950s through the Italian company Navigazione Alta Italia, or NAI. The Lolli-Ghetti family owns and controls the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty Holding Company Ltd., or Liberty, which provides us with administrative services; and other affiliated entities. Our President, Mr. Robert Bugbee, also has a senior management position at Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company.

Our Fleet

Below is our fleet list as of the date of this prospectus:

				Ice
	Vessel Name	Year Built	DWT	Class	Employment

	Owned vessels(*)
1	Noemi	2004	72,515	—	Time Charter(1)
2	Senatore	2004	72,514	—	SPTP(2)
3	Venice	2001	81,408	1C	SPTP(2)
4	STI Conqueror	2005	40,158	1B	SHTP(3)
5	STI Harmony	2007	73,919	1A	SPTP(2)
6	STI Heritage	2008	73,919	1A	SPTP(2)
7	STI Matador	2003	40,096	—	SHTP(3)
8	STI Gladiator	2003	40,083	—	SHTP(3)
9	STI Highlander	2007	37,145	1A	SHTP(3)
10	STI Spirit	2008	113,100	—	SLR2P(4)
	Owned DWT		644,857

	Time Chartered-In					Daily Base
	(TC-IN) Vessels					Expense	Expiry(5)

11	BW Zambesi	2010	76,577	—	SPTP(2)	$13,850	11-Dec-11(6)
12	Histria Azure	2007	40,394	—	SHTP(3)	$12,250	06-Feb-12(7)
13	Kraslava	2007	37,258	1B	SHTP(3)	$12,070	26-Jan-11
14	Krisjanis Valdemars	2007	37,266	1B	SHTP(3)	$12,000	14-Dec-11(8)
	TC-IN DWT		191,495

	Total DWT		836,352

(*)	In April 2011, we agreed to acquire two LR1 product tankers, each 51,000 dwt, for an aggregate purchase price of $70.0 million. The vessels were built in 2008 at the STX shipyard in Korea and are charter free.
The vessels are expected to be delivered in the first half of May 2011 and will be financed with a combination of cash-on-hand and borrowing under a new $150 million credit facility described under “Recent Developments.” Following delivery, the vessels will be named the STI Coral and STI Diamond.
(1)	Noemi is time chartered by King Dustin, which is a related party, with an expiration of January 21, 2012, plus or minus 30 days at the charterer’s option.
(2)	The vessel operates in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are related parties of the Company.
(3)	These vessels operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties of the Company.
(4)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by Scorpio Commercial Management (SCM). SLR2P and SCM are related parties of the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date at the Company’s option.
(6)	The agreement contains an optional second year for a rate of $14,850/ day.
(7)	The agreement contains an option for a second year at a rate of $13,750/ day, or $12,250/day with a 50% profit sharing agreement whereby 50% of the profits over $12,250/day will be distributed to the vessel owner.
(8)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby we would split all of the vessel’s profits and losses above or below $12,000/day with the vessel owner.

Our chartering policy is to employ our vessels in the spot charter market or on time charter. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. We believe this policy allows us to obtain attractive charterhire rates for our vessels while managing our exposure to short-term fluctuations in the tanker chartering market. Currently 13 of our 14 owned or chartered in tanker vessels are employed in pools managed by SCM.

Corporate Structure

We were incorporated under the laws of the Republic of The Marshall Islands on July 1, 2009. We currently maintain our principal executive offices at 9, Boulevard Charles III, Monaco 98000. Our telephone at this address is +377-9798-5716. We also maintain an office in the United States at 150 East 58th Street, New York, NY 10155. The telephone number at our New York office is 212-542-1616. We own each of the vessels in our owned fleet, and expect to own each additional vessel that we acquire into our owned fleet in the future, through separate wholly-owned subsidiaries incorporated in the Republic of The Marshall Islands. The vessels in our time chartered-in fleet are chartered-in to our wholly-owned subsidiary, STI Chartering and Trading Ltd.

Recent Developments

In April 2011, we agreed to acquire two LR1 product tankers, each 51,000 dwt, for an aggregate purchase price of $70.0 million. The vessels were built in 2008 at the STX shipyard in Korea and are charter free. The vessels are expected to be delivered in the first half of May 2011 and will be financed with a combination of cash-on-hand and borrowing under a new $150 million credit facility described below. Following delivery, the vessels will be named the STI Coral and STI Diamond.

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million, or the 2011 Credit Facility.

Borrowings under the 2011 Credit Facility are available until May 3, 2012 and bear interest at LIBOR plus an applicable margin of 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50%, and 3.25% when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries, which may at any time own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth shall be no less than US$150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•	Commencing with the third fiscal quarter of 2011, we shall maintain a ratio of consolidated EBITDA (as defined in the loan agreement) to consolidated net interest expense (as defined in the loan agreement) of not less than 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the third fiscal quarter of 2011, provided that for the third fiscal quarter of 2012 and all periods thereafter such ratio shall be calculated on a trailing four quarter basis.

•	We need to maintain not less than US$15,000,000 of cash and cash equivalents, including all amounts on deposit with any lead arranger, until we own directly or indirectly a fleet of 15 vessels; we shall maintain cash and cash equivalents, including all amounts on deposit with any lead arranger, of not less than US$15,000,000 plus US$750,000 per each additional vessel that we directly or indirectly own over 15 vessels.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

The 2011 Credit Facility will used to finance 50% of the cost of the STI Coral and STI Diamond.

The Securities We May Offer

We may use this prospectus to offer up to $500.0 million of our:

•	common shares,

•	preferred shares,

•	debt securities, which may be guaranteed by one or more of our subsidiaries,

•	warrants,

•	purchase contracts, and

•	units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks in addition to those set forth below associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and discussion of risks under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010 and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities. Please see “Where You Can Find Additional Information — Information Incorporated by Reference.” In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in any securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

The Price of Our Common Shares After This Offering May be Volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the crude tanker and product tanker industries;

•	market conditions in the crude tanker and product tanker industries;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

We are Incorporated in the Republic of the Marshall Islands, Which Does Not have a Well-Developed Body of Corporate Law and, as a Result, Shareholders May have Fewer Rights and Protections Under Marshall Islands Law Than Under a Typical Jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Please see the section of this prospectus titled “Enforceability of Civil Liabilities” beginning on page 12.

It May be Difficult to Serve Process on or Enforce a United States Judgment Against us, Our Officers and Our Directors.

We are a Republic of The Marshall Islands corporation and some of our directors and officers and certain of the experts named in this offering are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We May Issue Additional Common Shares or Other Equity Securities Without Your Approval, Which Would Dilute Your Ownership Interests and May Depress the Market Price of Our Common Shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker vessel markets, changes in the company’s operating expenses, including bunker prices, insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the New York Stock Exchange. We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Years Ended December 31,
	2010	2009	2008	2007	2006
					(unaudited)

Earnings:
Add:
Income before income taxes	(2,822,098)	3,418,037	12,185,924	12,053,792	19,158,254
Fixed charges (calculated below)	3,244,335	730,037	1,915,413	1,953,344	3,041,684

Earnings	422,237	4,148,074	14,101,337	14,007,136	22,199,938

Fixed charges:
Interest on bank loans	2,984,765	699,115	1,710,907	1,953,344	3,041,684
Amortization of deferred financing fees	246,130	—	—	—	—
Interest component of rent	13,440	30,922	204,506	—	—

Fixed charges	3,244,335	730,037	1,915,413	1,953,344	3,041,684

Ratio of earnings to fixed charges	0.13(1)	5.68	7.36	7.17	7.30

(1)	Our earnings were insufficient to cover fixed charges and accordingly, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $2,822,098 to achieve coverage of 1:1 in 2010.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of securities that we may offer by this prospectus for making vessel acquisitions if market conditions warrant; capital expenditures; working capital; debt repayment and for general corporate purposes.

OUR CAPITALIZATION

Information about our capitalization will be included in a prospectus supplement.

DILUTION

Information about the amount by which the offering price of our common shares issued pursuant to this prospectus exceeds the net tangible book value per share of our common shares following such issuance will be included in a prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Monaco, although we also have an office in New York. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of our securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of our common shares by broker-dealers;

•	sell common shares short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf that participates with us in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our shares of common stock, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities being registered under this Registration Statement.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capital Stock

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 24,924,913 shares are currently issued and outstanding, and 25 million preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.

Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

Preferred Shares

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Registrar and Transfer Agent

The registrar and transfer agent for our common shares is Computershare, Inc.

Listing

Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision allowing for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Our board of directors consists of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of Our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements For Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified Board of Directors

As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•	any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•	any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•	at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

•	a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as “subsequent filings.” The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures.” Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

The following description of the terms of the debt securities sets forth certain general terms and provisions. The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement or supplemental indenture. Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

•	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under a senior debt indenture. These senior debt securities would rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under a subordinated debt indenture. Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2) reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3) reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(4) waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5) makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

(6) makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7) waives a redemption payment with respect to any security or change any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent. Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium when due;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the U.S Securities and Exchange Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making “book-entry” changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC’s customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries — either directly or through correspondent relationships.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the U.S. Securities and Exchange Commission.

The 2010 DTCC Board of Directors is composed of 19 directors serving one-year terms. Thirteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC’s preferred shareholders, which are NYSE Euronext and FINRA. Three directors are from non-participants. The remaining three are the chairman and chief executive officer, president, and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions, provisions relating to U.S. federal income tax considerations, if any, or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or pre-funded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

$58,050

SEC Registration Fee	$	*

Printing and Engraving Expenses	$	*

Legal Fees and Expenses	$	*

Accountants’ Fees and Expenses	$	*

NYSE Listing Fee	$	*

FINRA Fee		$50,500

Blue Sky Fees and Expenses	$	*

Transfer Agent’s Fees and Expenses	$	*

Miscellaneous Costs	$	*

Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to a Current Report on Form 6-K that is incorporated by reference into this registration statement.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business herein and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, which we refer to as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1) it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) one of the following tests is met:

(A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”; or

(B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For our 2010 tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the New York Stock Exchange, or the NYSE.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “Listing Threshold.” Since our common shares are listed on the NYSE, we expect to satisfy the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identify of its 5% Shareholders.

Based on Schedule 13G and Schedule 13D filings with the SEC, the Company believes that the 5% Override Rule may have been triggered for the 2010 taxable year, in which case the Company will not satisfy the Publicly-Traded Test for the 2010 taxable year unless within the group of our 5% Shareholders there were sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during the 2010 taxable year. We believe that, during the 2010 taxable year, there existed sufficient qualified 5% Shareholders for the Company to avail itself of this exception to the 5% Override Rule. The Company intends to take this position on its United Sates federal income tax return for the 2010 taxable year and expects that it will be able to satisfy the substantiation requirements in regards to its 5% Shareholders.

Accordingly, we believe that we currently satisfy the Publicly-Traded Test. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

United States Federal Income Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•	substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. This discussion only addresses considerations relevant to those United States Holders who purchase common shares in an offering made under this prospectus and hold such shares as capital assets, that is, generally for investment purposes. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term “United States Holder” means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in his common shares — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to his common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus attributed to Drewry, including the section entitled “The International Oil Tanker Shipping Industry” incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010, have been reviewed by Drewry, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Further information about our company is available on our website at http://www.scorpiotankers.com. The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 21, 2011, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on April 27, 2011.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Monaco	New York
9, Boulevard Charles III, Monaco 98000 Tel: +377-9798-5716	150 East 58th Street - New York, NY 10155, USA Tel: +1 212 542 1616

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Aframax Tanker.  A tanker ranging in size from 85,000 dwt to 120,000 dwt.

Annual Survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.  A voyage during which the vessel is not laden with cargo.

Bareboat Charter.  A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.  Fuel oil used to operate a vessel’s engines, generators and boilers.

CERCLA.  Comprehensive Environmental Response, Compensation and Liability Act.

Charter.  The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.  The party that hires a vessel pursuant to a charter.

Charterhire.  Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter Rate.  The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification Society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Clean petroleum Products.  Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Contract of Affreightment.  A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or “dwt.”  A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

Dirty Petroleum Products.  Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double-hull.  Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.  Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Gross ton.  A unit of weight equal to 2,240 pounds.

Handymax (also known as MR or Medium Range) tanker.  A tanker ranging in size from 25,000 dwt to 50,000 dwt.

Handysize Tanker:  A tanker ranging in size from 10,000 dwt to 25,000 dwt.

Hull.  Shell or body of a vessel.

IMO.  International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

ISM Code.  International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

ISPS Code.  International Security Code for Ports and Ships, which enacts measures to detect and prevent security threats to vessels and ports.

Intermediate Survey.  The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

LR1.  Abbreviation for Long Range 1 product tanker, denoting a category of vessels with cargo capacity of 60,000 to 80,000 dwt, normally used in the transportation of various refined oil products.

LR2.  Abbreviation for Long Range 2 product tanker, denoting a category of vessels with cargo capacity of 80,000 to 120,000 dwt, normally used in the transportation of refined oil products, particularly naptha, and also crude oil.

Metric Ton.  A unit of weight equal to 1,000 kilograms.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.  Oil Pollution Act of 1990 of the United States (as amended).

Panamax Tanker.  A tanker ranging in size from 55,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Post-Panamax.  A vessel whose dimensions exceed the current maximum allowable for movement through the Panama canal.

Period Charter.  A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Product Tanker.  A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity (or P&I) Insurance.  Insurance obtained through mutual associations (called “Clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Revenue Days.  Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Refined Petroleum Products.  Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Scrapping.  The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull.  A hull construction design in which a vessel has only one hull.

Sister Ship.  Vessels of the same type and specification.

SOLAS.  The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey.  An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot Charter.  A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot Market.  The market for the immediate chartering of a vessel, usually for single voyages.

Strict Liability.  Liability that is imposed without regard to fault.

Suezmax Tanker.  Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker.  Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

Time Charter.  A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Time Charter Equivalent Revenue or Rates.  Time charter equivalent, or TCE, revenue or rates, is a standard shipping industry performance measure which is used to compare results between different charter types. TCE revenue is vessel revenue less voyage expenses. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of days in the period.

Trip Time Charter.  A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

Ton.  See “Metric ton.”

Ultra Large Crude Carrier (ULCC).  A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

Very Large Crude Carrier (VLCC).  A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

Vessel Operating Costs.  The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

Vessel Revenues.  Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage Charter.  A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses.  Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.